CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We have issued our report dated October 26, 2009, accompanying the financial statements of Cohen & Steers Global Real Estate Portfolio 2006-3 and Preferred Securities Portfolio, Series 12 (included in Van Kampen Unit Trusts, Series 594) as of June 30, 2009, and for of the three years in the period then ended and the financial highlights for the period from July 20, 2006 (Initial Date of Deposit) through June 30, 2007 and for each of the two years in the period ended June 30, 2009, contained in this Post-Effective Amendment No. 3 to Form S-6 (File No. 333-134371) and Prospectus.

     We hereby consent to the use of the aforementioned report in this Post-Effective Amendment and Prospectus and to the use of our name as it appears under the caption "Other Matters-Independent Registered Public Accounting Firm".

/s/  GRANT THORNTON LLP

New York, New York
October 26, 2009